DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DC

February 26, 2007

Mary Louise Weber
Assistant General Counsel
Verizon Communications Inc.
One Verizon Way, Rm VC54S440
Basking Ridge, NJ 07920

Act: 1934
Section: ______
Rule: 14A-8
Public
Availability: 2/26/2007

Re: Verizon Communications Inc.
Incoming letter dated December 22, 2006

Dear Ms. Weber:

This is in response to your letters dated December 22, 2006, January 26, 2007, and February 6, 2007 concerning the shareholder proposal submitted to Verizon by Chris Rossi, as custodian for Vanessa Rossi. We also have received letters on the proponent's behalf dated January 24, 2007, January 31, 2007, and February 1, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

PROCESSED
MAR 0 2 2007 B
THOMSON
FINANCIAL

Enclosures

cc: John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

07045896

Mary Louise Weber
Assistant General Counsel

RECEIVED
2006 DEC 27 AM 9:23
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

verizon

One Verizon Way, Rm VC54S440
Basking Ridge, NJ 07920
Phone 908-559-5636
Fax 908-696-2067
mary.l.weber@verizon.com

December 22, 2006

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Verizon Communications Inc. 2007 Annual Meeting
Shareholder Proposal of Chris Rossi

Ladies and Gentlemen:

This letter is submitted on behalf of Verizon Communications Inc., a Delaware corporation ("Verizon"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. Verizon received a shareholder proposal and supporting statement (the "Proposal") on November 13, 2006, from Chris Rossi, Custodian for Vanessa Rossi (the "Proponent"), for inclusion in the proxy materials to be distributed by Verizon in connection with its 2007 annual meeting of shareholders (the "2007 proxy materials"). A copy of the Proposal and the accompanying cover letter, dated October 2, 2006, is attached as Exhibit A. The cover letter states that Mr. John Chevedden is representing Mr. Rossi with respect to shareholder matters, including the Proposal, and is Mr. Rossi's proxy for all purposes in connection with the Proposal. For the reasons stated below, Verizon intends to omit the Proposal from its 2007 proxy materials.

Pursuant to Rule 14a-8(i)(2), enclosed are six copies of this letter and the attachments to this letter. A copy of this letter is also being sent to the Proponent and Mr. Chevedden as notice of Verizon's intent to omit the Proposal from Verizon's 2007 proxy materials.

I. Introduction.

On November 13, 2006, Verizon received a letter from the Proponent containing the following proposal:

RESOLVED: Shareholders request that our Board adopt a by-law or charter amendment that any future or current poison pill be subject to a shareholder vote as a separate ballot item, to be held as soon as possible. A poison pill is such a drastic step that a required shareholder vote on a poison pill is important enough to be a permanent part of our by-laws or charter – rather than a fleeting short-lived policy.

It is essential that a sunset not be used as an escape clause from a shareholder vote. Since a vote would be as soon as possible, it could take place within 4-months of the adoption of a new poison pill. Since a pill is such a drastic measure that deserves shareholder input, a shareholder vote would be required even if a pill had been allowed to expire.

Verizon believes that the Proposal may be properly omitted from its 2007 proxy materials under Rule 14a-8(i)(10) because the Company has already substantially implemented the Proposal, as discussed below. In addition, Verizon believes that the Proposal may also be properly omitted under Rule 14a-8(i)(3) and 14a-8(i)(6) because the Proposal is so inherently vague and indefinite that neither the shareholders voting on the Proposal nor Verizon in implementing it (if adopted) would be able to determine with any reasonable certainty exactly what measures the Proposal requires.

Verizon respectfully requests the concurrence of the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that it will not recommend enforcement action against Verizon if Verizon omits the Proposal in its entirety from its 2007 proxy materials.

II. Bases for Excluding the Proposal

A. The Proposal May be Excluded Under Rule 14a-8(i)(10) Because Verizon Has Substantially Implemented the Proposal.

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal if the company has already substantially implemented the proposal. Verizon has not had a shareholder rights plan for over ten years. Verizon's Corporate Governance Guidelines contain the following policy statement with respect to any future adoption of a shareholders rights plan (the "Verizon Policy"):

> The Corporation does not currently have a shareholder rights plan, or "poison pill," and the Board currently has no plans to adopt such a plan. However, if the Board is presented with a set of facts and circumstances which lead it to conclude that adopting a rights plan would be in the best interests of shareholders, it will seek prior shareholder approval unless the independent directors, exercising their fiduciary duties, determine that such submission would not be in the best interests of shareholders under the circumstances. If any

> rights plan is adopted without prior shareholder approval, it will be presented to shareholders within one year or expire within one year without being renewed or replaced. Any plan adopted by the Board will also contain a "sunset" provision, providing that shareholders will have the opportunity to ratify or reject the plan every three years following the date of initial shareholder approval.

The Verizon Policy substantially implements the request of Proposal. The "substantially implemented" standard reflects the Staff's interpretation of the predecessor rule (allowing omission of a proposal that was "moot") that a proposal need not be "fully effected" by the company to meet the mootness test so long as it was "substantially implemented." See SEC Release No. 34-20091 (August 16, 1983).

Staff no-action letters have established that a company need not comply with every detail of a proposal in order to exclude it under Rule 14a-8(i)(10). Differences between a company's actions and a proposal are permitted so long as a company's actions satisfactorily address the proposal's underlying concerns. See *Masco Corporation* (March 29, 1999) (permitting exclusion because the company adopted a version of the proposal with slight modification and a clarification as to one of its terms). Proposals have been considered "substantially implemented" where the company has implemented part but not all of a multi-faceted proposal. See *Columbia/HCA Healthcare Corp.* (February 18, 1998) (permitting exclusion of proposal after company took steps to partially implement three of four actions requested by the proposal). Thus, to be excluded under this rule, the Proposal need not be implemented in full or precisely as presented by the Proponent.

Although the Proponent has not clearly indicated where the Proposal ends and the supporting statement begins, Verizon believes that the Verizon Policy addresses the underlying concerns of the Proposal's request. The Proposal requests that any future poison pill "be subject to a shareholder vote, as a separate ballot item, to be held as soon as possible." The Proposal or supporting statement goes on to suggest that the vote "could take place within 4-months of the adoption of a new poison pill." The Verizon Policy is more restrictive than the Proposal, requiring that any future shareholder rights plan be submitted to a shareholder vote *prior to* adoption, unless the independent directors, exercising their fiduciary duties, determine that such submission would not be in the best interests of shareholders under the circumstances. Any shareholder rights plan adopted without the prior approval of shareholders will be presented to the shareholders for ratification or will expire within one year. In addition, Verizon shareholders will have the opportunity to reevaluate a plan every three years following the initial shareholder adoption. Unlike the assertion of the Proposal, the Verizon Policy does not use a "sunset" as an escape clause, but actually affords shareholders a far greater voice in the adoption and retention of a rights plan than is requested by the Proposal.

In a numerous recent no-action letters, the Staff permitted the omission of a proposal similar in substance to the Proposal, where the company adopted a policy that was deemed to "substantially implement" the proposal. In each instance, the policy specified that the company's board of directors would submit any shareholder rights plan to a shareholder vote prior to adoption unless the board of directors, in exercising its fiduciary duties, determined that such submission would not be in the best interests of the shareholders under the circumstances. See *Fortune Brands Inc.* (January 10, 2005), *Morgan Stanley* (February 2, 2005), *ConAgra Foods, Inc.* (July 1, 2004), *Mattel, Inc.* (March 24, 2004), *3M Company* (February 17, 2004), *Allstate Corporation* (January 28, 2004) and *Hewlett-Packard Company* (December 24, 2003). Moreover, the Staff has agreed that a company policy for approval of shareholder rights plans substantially implemented a proposal even when the policy differed from the proposal with regard to the time period within which the plan must be submitted to shareholders for a vote. See, for example, *RadioShack Corporation* (March 14, 2006), *Tiffany & Co.* (March 14, 2006), *General Motors Corporation* (February 7, 2006), and *The Home Depot* (March 7, 2005). In each of these cases, the company had a policy in place similar to the Verizon Policy providing that any shareholder rights plan adopted without shareholder approval would be ratified or expire within one year and the proposal suggested or would have required a shareholder vote within four months of the plan's adoption.

Verizon also believes that the fact that the Verizon Policy is contained in its Corporate Governance Guidelines rather than its Bylaws or Certificate of Incorporation does not alter the conclusion that Verizon has substantially implemented the Proposal. The procedures set forth in the Verizon Policy operate in the same manner regardless of whether they are part of Verizon's Corporate Governance Guidelines, Bylaws or Certificate of Incorporation. Incorporating the policy into Verizon's Bylaws would not make it any more "permanent", because Verizon's Bylaws, with the exception of the provisions relating to the company's election standards, may be changed by future Board action without shareholder approval. Moreover, many Commission rules recognize that significant corporate governance principles may be implemented by means other than a company's bylaws or certificate of incorporation. For example, the significance of Board committee charters is recognized under Item 7(d) of Schedule 14A and Item 407 of Regulation S-K (in each case related to disclosure of nominating, audit and compensation committee charters). Likewise, codes of ethics are governance documents that are recognized under Item 406 of Regulation S-K. In *Sun Microsystems, Inc.* (September 12, 2006), the Staff permitted the exclusion of a similar proposal calling for a by-law or charter amendment, even though the responsive policy was contained in the company's corporate governance guidelines. See, also, *Tiffany & Co., supra.*

B. The Proposal May be Excluded Under Rule 14a-8(i)(3) and Rule 14a-8(i)(6) Because It is Inherently Vague and Indefinite

Notwithstanding the fact that Verizon believes that the Verizon Policy substantially implements the basic objective of the Proposal pursuant to Rule 14a-8(i)(10), Verizon also believes that the Proposal may be properly excluded under Rule 14a-8(i)(3) and Rule 14a-8(i)(6), because the wording of the Proposal is so vague and indefinite that "any action ultimately taken by the Company upon implementation of the proposal could be significantly different from the actions envisioned by the shareholders voting on the proposal." *Fuqua Industries, Inc.* (March 12, 1991).

Rule 14a-8(i)(3) permits a company to omit a shareholder proposal and the related supporting statement from its proxy materials if such "proposal or supporting statement is contrary to any of the Commission's proxy rules, including [Rule] 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." According to the Staff, a proposal will violate Rule 14a-8(i)(3) when "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (September 15, 2004). See, also, *FirstEnergy Corp.* (February 18, 2004) (permitting exclusion of proposal urging Board to change company's governing documents relating to shareholder approval of shareholder proposals, because requested vote requirement was vague and misleading); *Global Entertainment Holdings/Equities, Inc.* (July 10, 2003) (permitting omission of a proposal that Board adopt an "action plan" which "accounts" for past sale of a business and resulting licensing arrangements, because it was vague and indefinite); *Pfizer Inc.* (February 18, 2003) (supporting omission of a proposal requesting board make all stock options at no less than the "highest stock price" and that the stock options contain a buyback provision, because action requested was vague and indefinite); *Johnson & Johnson* (February 7, 2003) (permitting omission of a shareholder proposal that called for a report on the company's "progress with the Glass Ceiling Report", but did not explain the substance of the report); and *H.J. Heinz Co.* (May 25, 2001) (supporting the omission of a shareholder proposal under Rule 14a-8(i)(3) where the proposal requested the company to implement the SA8000 Social Accountability Standards, but did not clearly set forth what SA8000 required of the company); *Kohl's Corp.* (March 13, 2001) (same); and *Philadelphia Electric Co.* (July 30, 1992) (supporting the omission of a shareholder proposal under predecessor Rule 14a-8(c)(3) where a proposal resolved that a committee of small stockholders would refer a "plan or plans" to the board, but did not describe the substance of those plans). In addition, a company may exclude a shareholder proposal under Rule 14a-8(i)(6) if it is beyond the company's power to implement it. A company lacks the power or authority to implement a proposal under Rule 14a-8(i)(6) when the proposal in question "is so vague and indefinite that [the company] would be unable to determine what action should be taken." *International Business Machines Corporation* (January 14, 1992).

Like these proposals, the Proposal may be properly excluded from Verizon's 2007 proxy materials because it is so vague and indefinite that it would be impossible for either the shareholders or the Verizon Board to ascertain precisely what implementation of the proposal would entail. For example, the first sentence requests that the Board adopt a bylaw or charter amendment that any future or current poison pill be subject to a shareholder vote as a separate ballot item, "to be held as soon as possible." The required time frame for the shareholder vote is not clear. Is the shareholder vote to be held as soon as possible after the adoption by the Board of a shareholder rights plan? Or after the adoption of the bylaw amendment requiring a shareholder vote on any future poison pill? The second paragraph purports to give some further guidance on this requirement, stating that "[s]ince a vote would be as soon as possible, it could take place within 4-months of the adoption of a new poison pill." This sentence utterly fails to clarify the time frame for the requested action. Rather than simply specify that the vote must take place within four months of the adoption of the shareholder rights plan, it merely suggests the possibility that the vote could occur in a four-month time frame.

Another point of confusion is the last sentence of the second paragraph of the resolution, which states that "a shareholder vote would be required even if a pill had been allowed to expire." This sentence requires a shareholder vote, but fails to indicate exactly what action the shareholders would be asked to approve. Would they be asked to approve the expiration of the shareholder rights plan? This doesn't make sense in the context of the proposal. As a result of this confusing language, the Verizon Board would not know how to implement the Proposal, if adopted. Accordingly, Verizon believes that the Proposal may be properly omitted from its 2007 proxy materials under Rules 14a-8(i)(3) and 14a-8(i)(6).

III. Conclusion

Verizon believes that it may properly omit the Proposal from its 2007 proxy materials because it has already adopted a policy that substantially implements the underlying concern of the Proposal that shareholders should have an opportunity to approve or ratify a shareholder rights plan.. Alternatively, Verizon believes it may properly omit the Proposal because the Proposal is so inherently vague and indefinite that neither the stockholders voting on the Proposal nor Verizon in implementing it (if adopted) would be able to determine with any reasonable certainty exactly what measures the Proposal requires. Accordingly, Verizon respectfully requests the concurrence of the Staff that it will not recommend enforcement action against Verizon if Verizon omits the Proposal in its entirety from its 2007 proxy materials.

Verizon requests that the Staff fax a copy of its determination of this matter to the undersigned at (908) 696-2068 and to the representative of the Proponent at (310) 371-7872.

Kindly acknowledge receipt of this letter by stamping and returning the extra enclosed copy of this letter in the enclosed self-addressed, stamped envelope. If you have any questions with respect to this matter, please telephone me at (908) 559-5636.

Very truly yours,

Mary Louise Weber

Mary Louise Weber
Assistant General Counsel

Enclosures
cc: Chris Rossi
John Chevedden

EXHIBIT "A"

Chris Rossi, Custodian
Vanessa Rossi

P.O. Box 249
Boonville, CA 95415

Mr. Ivan G. Seidenberg
Chairman
Verizon Communications Inc. (VZ)
1095 Avenue of the Americas Fl 38
New York NY 10036

Rule 14a-8 Proposal

Dear Mr. Seidenberg,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
T: 310-371-7872
olmsted7p@earthlink.net
(In the interest of saving company expenses please communicate via email.)

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal.

Sincerely,

Chris Rossi 10/02/06

cc: Marianne Drost
Corporate Secretary
Phone: 212 395-2121
Fax: 212 869-3265
Fax: 212-921-2971
FX: 212-597-2542
Mary Louise Weber
Assistant General Counsel
T: 212-395-6256
F: 212-575-6386
FX: 908-696-2068

[Rule 14a-8 Proposal, November 10, 2006]

3 – Subject Any Future Poison Pill to a Shareholder Vote

RESOLVED, Shareholders request that our Board adopt a bylaw or charter amendment that any future or current poison pill be subject to a shareholder vote as a separate ballot item, to be held as soon as possible. A poison pill is such a drastic step that a required shareholder vote on a poison pill is important enough to be a permanent part of our bylaws or charter – rather than a fleeting short-lived policy.

It is essential that a sunset not be used as an escape clause from a shareholder vote. Since a vote would be as soon as possible, it could take place within 4-months of the adoption of a new poison pill. Since a pill is such a drastic measure that deserves shareholder input, a shareholder vote would be required even if a pill had been allowed to expire.

Chris Rossi, P.O. Box 249, Boonville, Calif. 95415 sponsors this proposal.

"Poison pills ... prevent shareholders, and the overall market, from exercising their right to discipline management by turning it out. They entrench the current management, even when it's doing a poor job. They water down shareholders' votes and deprive them of a meaningful voice in corporate affairs."

"Take on the Street" by Arthur Levitt, SEC Chairman, 1993-2001

"[Poison pill] That's akin to the argument of a benevolent dictator, who says, 'Give up more of your freedom and I'll take care of you.'"

T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for 25 years

"That's the key negative of poison pills – instead of protecting investors, they can also preserve the interests of management deadwood as well."

Morningstar.com, Aug. 15, 2003

Subject Any Future Poison Pill to a Shareholder Vote
Yes on 3

Notes:
The above format is requested for publication without re-editing or re-formatting.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:
• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

Please advise if there is any typographical question.
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.
Please acknowledge this proposal by email within 14-days and advise the most convenient fax number and email address for the Corporate Secretary's office.

[redacted]

From: CFLETTERS
Sent: Thursday, January 25, 2007 9:05 AM
To: [redacted]
Cc: [redacted]
Subject: FW: Verizon Communications Inc. (VZ) Shareholder Position on Company No-Action Request (Chris Rossi)

-----Original Message-----
From: J [mailto:olmsted7p@earthlink.net]
Sent: Thursday, January 25, 2007 12:59 AM
To: CFLETTERS
Cc: Mary Louise Weber
Subject: Verizon Communications Inc. (VZ) Shareholder Position on Company No-Action Request (Chris Rossi)

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 24, 2007

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Verizon Communications Inc. (VZ)
Shareholder Position on Company No-Action Request Rule 14a-8 Proposal:
Poison Pill Chris Rossi

Ladies and Gentlemen:

This is an initial response to the company December 22, 2006 no action request.

Hewlett-Packard (HPQ) was unable to exclude a similar poison pill proposal in Hewlett-Packard Company (December 21, 2006). HPQ failed in its claim that its poison pill policy should get the same credit as a poison pill bylaw. This is the text of the proposal to HPQ:

"3 Subject Any Future Poison Pill to Shareholder Vote
"RESOLVED: Shareholders request that our Board adopt a rule that our Board subject any future poison pill to shareholder vote, as a separate ballot item, as soon as possible. It is essential to this proposal that it be adopted through bylaw or charter inclusion and that a sunset on a poison pill will not substitute for a shareholder vote."

HPQ cited rule 14a-8(i)(10) and 14a-8(i)(3) grounds in its failed attempt to exclude.

This pending rule 14a-8 proposal states:
³3 Subject Any Future Poison Pill to a Shareholder Vote "RESOLVED, Shareholders request that our Board adopt a bylaw or charter amendment that any future or current poison pill would be subject to a shareholder vote as a separate ballot item, to be held as soon as possible.

³Thus there would be no loopholes to avoid a shareholder vote. Since a vote would be as soon as possible, it could take place within 4-months of the adoption of a new poison pill. Since a pill is such a drastic measure that deserves shareholder input, a shareholder vote would be required even if a pill had been allowed to expire.²

The company claims that if it omits essential parts of a rule 14a-8 proposal even in its mere policy, which are emphasized as ³essential² or ³required,² it has ³substantially implemented² the proposal. For example:
€ ³It is essential that a sunset provision not be used as an escape clause from a shareholder vote.² € ³Since a poison pill is such a drastic measure that deserves shareholder input, a shareholder vote would be required even if a pill had been allowed to expire.²

The company has cited no precedent where a proposal with the above text has been found excludable.

The company does not address Bristol-Myers Squibb Co. (March 9, 2006) which states:
³We note that there is a substantive distinction between a proposal that seeks a policy and a proposal that seeks a bylaw or charter amendment.²

Furthermore, The Corporate Library, http://www.thecorporatelibrary.com/, an independent investment research firm said: ³We support the adoption of policies requiring shareholder approval of poison pills, either before adoption or within a short time thereafter six months is sufficient time, we think, for a board to explore alternatives in the event of a hostile bid, but not so long that shareholders are completely disempowered.

³However, the use of a so-called Œfiduciary out¹ especially in light of recent Delaware case law suggesting such a proviso is unnecessary as well as a 12-month duration for non-shareholder-approved plans currently at some companies, undermines the effectiveness of these 12-month policies in giving shareholders a meaningful voice in a takeover context.²

The company clearly has not claimed to have adopted any poison pill bylaw corresponding to the rule 14a-8 proposal. Thus there is a ³substantive distinction² between the 2007 rule 14a-8 proposal and any poison pill policy the company may have.

For the above reasons it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal since the company had the first letter.

Sincerely,

John Chevedden

cc:
Chris Rossi
Mary Louise Weber <mary.l.weber@verizon.com>

Mary Louise Weber
Assistant General Counsel

verizon

Verizon Communications Inc.
One Verizon Way, Rm VC54S440
Basking Ridge, New Jersey 07920
Phone 908 559-5636
Fax 908 696-2068
mary.l.weber@verizon.com

January 26, 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Verizon Communications Inc.
Supplement to Letter Dated December 22, 2006
Relating to Shareholder Proposal of Chris Rossi

Ladies and Gentlemen:

I refer to my letter dated December 22, 2006 (the "December 22 Letter") pursuant to which Verizon Communications Inc. ("Verizon") requested that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with Verizon's view that the shareholder proposal and supporting statement (collectively, the "Proposal") submitted by Chris Rossi Custodian Vanessa Rossi (the "Proponent") may be properly omitted from the proxy materials to be distributed by Verizon in connection with its 2007 annual meeting of shareholders (the "2007 proxy materials") pursuant to Rule 14a-8(i)(10) and Rule 14a-8(i)(3) and 14a-8(i)(6). The Proposal and the accompanying cover letter are attached hereto as Exhibit A. Verizon has received a copy of an email, dated January 25, 2007 (the "Proponent's Letter"), to the Staff from Mr. John Chevedden, the Proponent's representative, setting forth the Proponent's response to the December 22 Letter. The Proponent's Letter is attached hereto as Exhibit B.

Verizon has recently learned that the Proponent has violated the requirement of Rule 14a-8(b)(1) that the Proponent must continue to hold the requisite amount of Verizon's securities through the date of the annual meeting. Verizon is submitting this supplemental letter to request that the Staff concur with Verizon's view that the Proposal may be properly omitted from its 2007 proxy materials pursuant to Rule 14a-8(i)(3), because the Proposal violates the proxy rules; namely Rule 14a-8(b)(1) and Rule 14a-9. With respect to this additional basis of exclusion, Verizon also requests that the Staff waive the requirement under Rule 14a-8(j)(1) that it file its reasons for excluding the Proposal no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. Rule 14a-8(j)(1) provides that the Staff may permit a company to seek relief from the 80-day requirement if the company shows that good cause exists for missing the deadline.

This letter supplements the December 22 Letter. In accordance with Rule 14a-8(j), a copy of this letter is being sent simultaneously to the Proponent and Mr. John Chevedden, the Proponent's representative.

I. Background

On November 13, 2007, Verizon received the Proposal from the Proponent. The third paragraph of the Proposal consists of a single sentence that reads, "Chris Rossi, P.O. Box 249, Boonvillle, Calif. 95415 sponsors this proposal." The cover letter accompanying the submission is signed by "Chris Rossi" in his individual capacity. The signature does not indicate Mr. Rossi signed in his capacity as custodian for Vanessa Rossi. However, the letter does contain a handwritten note above the address at the top of the page that reads, "Chris Rossi Custodian Vanessa Rossi." The cover letter states: "Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting." On November 13, 2006, Verizon reviewed its share register and confirmed that 600 shares of Verizon common stock were registered to "Chris Rossi Cust Vanessa Rossi UTMA CA" and that these shares had been held in that account for over a year. Since the submission did indicate, in one place, that Mr. Rossi held the shares as custodian and otherwise met all of the requirements of Rule 14a-8(b)(1), Verizon did not request further evidence of eligibility.

On January 16, 2007, Mr. Chevedden contacted Verizon and asked that Verizon "confirm that Mr. Rossi's stock ownership is confirmed." A subsequent review of Verizon's share register revealed that on December 27, 2006, two certificates, each representing 300 shares of Verizon common stock, were surrendered from Mr. Rossi's account with Verizon's transfer agent to a brokerage account. In light of this transfer, Verizon requested that Mr. Chevedden provide evidence of Mr. Rossi's continued ownership of the shares. The correspondence between Verizon and Mr. Chevedden is attached hereto as Exhibit C. In response to Verizon's request, Mr. Chevedden faxed a letter from Morgan Stanley, which states that (1) on December 19, 2006 the shares certificates were deposited to an individual account in the name of Vanessa Rossi and (2) on January 12, 2007 a single certificate, representing 600 shares of Verizon common stock, was "ordered out and registered to Vanessa Rossi." A copy of the Morgan Stanley letter is attached hereto as Exhibit D. Verizon has reviewed its share register and confirmed that a single certificate, issued January 3, 2007 and representing 600 shares of Verizon common stock, is now registered to Vanessa Rossi.

I. The Proposal May Be Excluded from Verizon's 2007 Proxy Materials Pursuant to Rule 14a-8(i)(3) Because Proponent Has Violated the Continuous Ownership Requirement of Rule 14a-8(b)(1) and Inclusion of the Proposal Would Result in a False and Misleading Statement Under Rule 14a-9.

The Proponent of the Proposal is Chris Rossi. Mr. Rossi signed the submission of the Proposal and was the record owner of the requisite number of shares of Verizon common stock at the time of the submission. Mr. Rossi is no longer the record owner of the shares and, as evidenced by the Morgan Stanley letter, relinquished any beneficial ownership he might have had in the shares when the shares were transferred into the individual account of Vanessa Rossi. Rule 14a-8(b)(1) requires a shareholder proponent to continuously hold at least $2,000 in market value of a company's securities entitled to be voted at an annual meeting through the date of the meeting. Mr. Rossi has clearly violated this requirement.

In the correspondence with Verizon on this matter, Mr. Chevedden has suggested that there has been no violation of Rule 14a-8(b)(1) because Vanessa Rossi has had a continuous ownership interest in the shares. Vanessa Rossi's ownership of the shares has no relevance here, because Vanessa Rossi is not the Proponent of the Proposal. With the exception of a handwritten note at the top of the cover letter, the submission makes no mention of Vanessa Rossi. To the contrary, it clearly states, "Chris Rossi is the sponsor of this proposal." Moreover, the Proponent's Letter, written several weeks after the shares were registered to the individual account of Vanessa Rossi, clearly references Chris Rossi as the proponent in three places – the subject matter line of the email transmission, the subject matter line of the letter itself and the cc line at the end.

Even if the Proposal were to be deemed to have been submitted by Chris Rossi as custodian for Vanessa Rossi, instead of by Chris Rossi individually, there has been a violation of the continuous ownership requirements of Rule 14a-8(b)(1). For purposes of establishing eligibility under Rule 14a-8(b)(1) the Staff has made it clear that when shares are registered in the name of a custodian of a minor child, the custodian is the shareholder of record and is therefore qualified to submit a proposal under Rule 14a-8. See *Pinnacle West Capital Corporation* (March 13, 1992) (Staff *denied* company's request to exclude a proposal submitted by Emil Rossi, where the requisite number of shares were registered on the company's records to Emil Rossi as custodian for Lisa A. Rossi, noting that Mr. Rossi appeared to be the record holder of the shares). In addition, the Staff has found that an individual shareholder and a trust of which he is a co-trustee are not the same shareholder for purposes of establishing continuous ownership under Rule 14a-8(b)(1). See *McGraw-Hill Companies Inc.*, January 13, 2003 (permitting exclusion of a proposal under Rule 14a-8(f) where the proponent, Mr. Nick Rossi and Mr. Emil Rossi, as Trustees of the Jeanne Rossi Family Trust, had acquired the shares from Mr. Emil Rossi six months prior to the date of submission). Finally, it is clear that under the securities laws Chris Rossi as custodian for Vanessa Rossi should be treated as a separate shareholder from Vanessa Rossi as an individual. For example, if both Vanessa Rossi and Chris Rossi as Custodian for Vanessa Rossi appeared as registered shareholders on Verizon's share register at the same address, the Commission's householding rules would permit Verizon to deliver a single proxy statement to the address but would require Verizon to deliver two separate proxy cards. It should be noted that this result is consistent with the General Corporation Law of Delaware, where Verizon is incorporated, which provides that only shareholders of record are entitled to vote at meetings of shareholders.

Rule 14a-8(i)(3) provides for exclusion of a proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules. Verizon believes that the Proposal may be properly excluded from Verizon's 2007 proxy materials under Rule 14a-8(i)(3) because the Proponent has violated the continuous ownership requirement of Rule 14a-8(b)(1). Moreover, inclusion of the Proposal, which explicitly represents that Chris Rossi owns 600 shares of Verizon's common stock, would be contrary to Rule 14a-9, which prohibits false and misleading statements.

III. Verizon's No Action Request Falls Under the Good Cause Exception to Rule 14a-8(j)(1).

With respect to the grounds for exclusion outlined in Section II above, Verizon respectfully requests that the Staff waive the requirement under Rule 14a-8(j)(1) that Verizon file its reasons for excluding the Proposal no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. Rule 14a-8(j)(1) provides that the Staff may permit Verizon to seek relief from such 80-day deadline upon a showing that good cause exists for missing the deadline.

As discussed in Section I above, Verizon did not discover that the Proponent might have violated the continuous ownership requirement of Rule 14a-8(b)(1) until January 16, 2007, after the 80-day deadline. Until it received the inquiry from Mr. Chevedden, Verizon had no reason to suspect that Mr. Rossi would not fulfill his obligation to continue to hold the shares until the annual meeting. In addition, even if Verizon had checked it share register daily, it would not have had evidence of the breach in continuity of ownership until January 3, 2007, when a new certificate was issued in the name of Vanessa Rossi, which was after the 80-day deadline. Verizon believes that these circumstances clearly constitute "good cause" for missing the deadline.

The Staff has consistently found "good cause" to waive the 80-day requirement in Rule 14a-8(j)(1) where the procedural fault lies with the stockholder submitting the proposal. See Staff Legal Bulletin No. 14B (Sept. 15, 2004) (indicating that the "most common basis for the company's showing of good cause is that the proposal was not submitted timely and the company did not receive the proposal until after the 80-day deadline had passed."); *Crane Co.* (December 27, 2004) (proposal received by company after submission deadline); see also *Monsanto Company* (November 26, 2003); *International Business Machines Corporation* (March 6, 2003); *Lipid Sciences, Inc.* (May 2, 2002); and *Sepracor, Inc.* (March 27, 2002).

IV. Conclusion.

Verizon believes that the Proposal may be properly excluded from its 2007 proxy materials pursuant to Rule 14a-8(i)(3) because the Proponent has violated the continuous ownership requirement of Rule 14a-8(b)(1) and inclusion of the proposal in the 2007 proxy materials would result in a violation of Rule 14a-9. In addition, Verizon continues to believe that the Proposal may be properly excluded from its 2007 proxy materials pursuant to Rule 14a-(i)(10) and Rule 14a-8(i)(3) and Rule 14a-8(i)(6) for the reasons stated in the December 22 Letter. Accordingly, Verizon respectfully requests that the Staff confirm that it would not recommend enforcement action if Verizon omits the Proposal from its 2007 proxy materials.

Verizon requests that the Staff fax a copy of its determination of this matter to the undersigned at (908) 696-2068 and to Mr. Chevedden at (310) 371-7872.

Kindly acknowledge receipt of this letter by stamping and returning the extra enclosed copy of this letter in the enclosed self-addressed, stamped envelope. If you have any questions with respect to this matter, please telephone me at (908) 559-5636.

Very truly yours,

Mary Louise Weber

Mary Louise Weber
Assistant General Counsel

Enclosures

cc: Mr. Chris Rossi
Mr. John Chevedden

Chris Rossi Custodian
Vanessa Rossi

EXHIBIT "A"

P.O. Box 249
Boonville, CA 95415

Mr. Ivan G. Seidenberg
Chairman
Verizon Communications Inc. (VZ)
1095 Avenue of the Americas Fl 38
New York NY 10036

Rule 14a-8 Proposal

Dear Mr. Seidenberg,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
T: 310-371-7872
olmsted7p@earthlink.net
(In the interest of saving company expenses please communicate via email.)

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal.

Sincerely,

Chris Rossi 10/02/06

cc: Marianne Drost
Corporate Secretary
Phone: 212 395-2121
Fax: 212 869-3265
Fax: 212-921-2971
FX: 212-597-2542
Mary Louise Weber
Assistant General Counsel
T: 212-395-6256
F: 212-575-6386
FX: 908-696-2068

[Rule 14a-8 Proposal, November 10, 2006]

3 – Subject Any Future Poison Pill to a Shareholder Vote

RESOLVED, Shareholders request that our Board adopt a bylaw or charter amendment that any future or current poison pill be subject to a shareholder vote as a separate ballot item, to be held as soon as possible. A poison pill is such a drastic step that a required shareholder vote on a poison pill is important enough to be a permanent part of our bylaws or charter – rather than a fleeting short-lived policy.

It is essential that a sunset not be used as an escape clause from a shareholder vote. Since a vote would be as soon as possible, it could take place within 4-months of the adoption of a new poison pill. Since a pill is such a drastic measure that deserves shareholder input, a shareholder vote would be required even if a pill had been allowed to expire.

Chris Rossi, P.O. Box 249, Boonville, Calif. 95415 sponsors this proposal.

"Poison pills ... prevent shareholders, and the overall market, from exercising their right to discipline management by turning it out. They entrench the current management, even when it's doing a poor job. They water down shareholders' votes and deprive them of a meaningful voice in corporate affairs."

"Take on the Street" by Arthur Levitt, SEC Chairman, 1993-2001

"[Poison pill] That's akin to the argument of a benevolent dictator, who says, 'Give up more of your freedom and I'll take care of you.'"

T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for 25 years

"That's the key negative of poison pills – instead of protecting investors, they can also preserve the interests of management deadwood as well."

Morningstar.com, Aug. 15, 2003

Subject Any Future Poison Pill to a Shareholder Vote
Yes on 3

Notes:
The above format is requested for publication without re-editing or re-formatting.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:
• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

Please advise if there is any typographical question.
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.
Please acknowledge this proposal by email within 14-days and advise the most convenient fax number and email address for the Corporate Secretary's office.

EXHIBIT "B"



"J"
<olmsted7p@earthlink.net>
01/25/2007 12:58 AM

To "CFLETTERS@SEC.GOV" <CFLETTERS@SEC.GOV>
cc Mary Louise Weber/EMPL/NY/Verizon@VZNotes
bcc
Subject Verizon Communications Inc. (VZ) - Shareholder Position on Company No-Action Request (Chris Rossi)

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 24, 2007

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Verizon Communications Inc. (VZ)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Poison Pill
Chris Rossi

Ladies and Gentlemen:

This is an initial response to the company December 22, 2006 no action request.

Hewlett-Packard (HPQ) was unable to exclude a similar poison pill proposal in Hewlett-Packard Company (December 21, 2006). HPQ failed in its claim that its poison pill policy should get the same credit as a poison pill bylaw. This is the text of the proposal to HPQ:

"3 - Subject Any Future Poison Pill to Shareholder Vote
"RESOLVED: Shareholders request that our Board adopt a rule that our Board subject any future poison pill to shareholder vote, as a separate ballot item, as soon as possible. It is essential to this proposal that it be adopted through bylaw or charter inclusion and that a sunset on a poison pill will not substitute for a shareholder vote."

HPQ cited rule 14a-8(i)(10) and 14a-8(i)(3) grounds in its failed attempt to exclude.

This pending rule 14a-8 proposal states:
³3 - Subject Any Future Poison Pill to a Shareholder Vote
"RESOLVED, Shareholders request that our Board adopt a bylaw or charter amendment that any future or current poison pill would be subject to a shareholder vote as a separate ballot item, to be held as soon as possible.

³Thus there would be no loopholes to avoid a shareholder vote. Since a vote would be as soon as possible, it could take place within 4-months of the adoption of a new poison pill. Since a pill is such a drastic measure that deserves shareholder input, a shareholder vote would be required even if a pill had been allowed to expire.²

The company claims that if it omits essential parts of a rule 14a-8 proposal - even in its mere policy, which are emphasized as ³essential² or

³required,² it has ³substantially implemented² the proposal. For example:
€ ³It is essential that a sunset provision not be used as an escape clause from a shareholder vote.²
€ ³Since a poison pill is such a drastic measure that deserves shareholder input, a shareholder vote would be required even if a pill had been allowed to expire.²

The company has cited no precedent where a proposal with the above text has been found excludable.

The company does not address Bristol-Myers Squibb Co. (March 9, 2006) which states:
³We note that there is a substantive distinction between a proposal that seeks a policy and a proposal that seeks a bylaw or charter amendment.²

Furthermore, The Corporate Library, http://www.thecorporatelibrary.com/, an independent investment research firm said: ³We support the adoption of policies requiring shareholder approval of poison pills, either before adoption or within a short time thereafter - six months is sufficient time, we think, for a board to explore alternatives in the event of a hostile bid, but not so long that shareholders are completely disempowered.

³However, the use of a so-called Œfiduciary out¹ - especially in light of recent Delaware case law suggesting such a proviso is unnecessary - as well as a 12-month duration for non-shareholder-approved plans currently at some companies, undermines the effectiveness of these 12-month policies in giving shareholders a meaningful voice in a takeover context.²

The company clearly has not claimed to have adopted any poison pill bylaw corresponding to the rule 14a-8 proposal. Thus there is a ³substantive distinction² between the 2007 rule 14a-8 proposal and any poison pill policy the company may have.

For the above reasons it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal - since the company had the first letter.

Sincerely,

John Chevedden

cc:
Chris Rossi
Mary Louise Weber <mary.l.weber@verizon.com>

EXHIBIT "C"

"J"
<olmsted7p@earthlink.net>
01/23/2007 04:35 PM

To Mary Louise Weber/EMPL/NY/Verizon@VZNotes
cc
bcc
Subject (VZ) Rule 14a-8 proposal

Ms. Weber, Ms. Vanessa Rossi has always been the continuous shareholder - so the company position is hard to understand.
Sincerely,
John Chevedden

Mary Louise Weber/EMPL/NY/Verizon

01/23/2007 02:49 PM

To "J" <olmsted7p@earthlink.net>

cc

bcc

Subject Re: (VZ) Rule 14a-8 proposal

Dear Mr. Chevedden,

We have received a letter from Morgan Stanley indicating that on December 19, 2006, two certificates, each representing 300 shares of Verizon common stock registered as "Chris Rossi custodian Vanessa Rossi UNIT GIFTS MIN ACT CA," were deposited into an individual account in the name of Vanessa Rossi and on January 12, 2007, a single certificate, representing 600 shares of Verizon common stock was "ordered out and registered to Vanessa Rossi." We have confirmed that a single certificate, representing 600 shares of Verizon Common stock, is now registered on the company's register to Vanessa Rossi.

It appears that Chris Rossi, the proponent of the shareholder proposal submitted for inclusion in the Verizon 2007 proxy materials, has not continuously held the requisite number of shares until the date of the annual meeting as required by Rule 14a-8(b)(1). Accordingly, Verizon will be submitting a letter to the SEC requesting exclusion of the proposal .

If you would like to discuss the possibility of a withdrawal of the proposal, please give me a call.

Regards,
Mary Louise

Mary Louise Weber
Assistant General Counsel
Verizon
VC54S440
Basking Ridge, NJ 07920
(908) 559-5636
(908) 696-2068 (Fax)
"J" <olmsted7p@earthlink.net>

"J"
<olmsted7p@earthlink.net>

01/18/2007 12:52 PM

To Mary Louise Weber/EMPL/NY/Verizon@VZNotes

cc

Subject (VZ) Rule 14a-8 proposal

Dear Ms. Weber, There is continuous ownership and a broker letter will be provided.
Sincerely,
John Chevedden

Mary Louise Weber/EMPL/NY/Verizon
01/18/2007 10:51 AM

To "J" <olmsted7p@earthlink.net>
cc
bcc
Subject Re: (VZ) Rule 14a-8 proposal

Mr. Chevedden,

This not subject to the 14 day rule. If there has been a violation of the the 14a-8(b)(1) continuous ownership requirement, it is a defect that cannot be cured. Please have the broker confirm to us Mr. Rossi's continuous ownership of the shares by early next week. Absent evidence of continuous ownership, we will have no choice but to proceed with submitting a supplemental request to the SEC to exclude the proposal on the basis of the 14a-8(b) (1) violation.

Regards,
Mary Louise

Mary Louise Weber
Assistant General Counsel
Verizon
VC54S440
Basking Ridge, NJ 07920
(908) 559-5636
(908) 696-2068 (Fax)
"J" <olmsted7p@earthlink.net>

"J" <olmsted7p@earthlink.net>
01/17/2007 06:23 PM

To Mary Louise Weber/EMPL/NY/Verizon@VZNotes
cc
Subject (VZ) Rule 14a-8 proposal

Dear Ms. Weber,
A broker letter will be provided to show continuous ownership and hopefully in much less than 14-days.
Sincerely,
John Chevedden

Mary Louise Weber/EMPL/NY/Verizon

01/17/2007 10:45 AM

To olmsted7p@earthlink.net

cc

bcc

Subject Fw: (VZ) Rule 14a-8 proposal

Mr. Chevedden,

If you cannot provide us with confirmation **today** that Mr. Rossi continues to hold the requisite number of shares of Verizon common stock under Rule 14a-8, we will have no choice but to assume that he has failed in his promise to hold the shares until the annual meeting and accordingly will seek the SEC's concurrence that his proposal may be excluded from the 2007 proxy statement.

Regards,
Mary Louise

Mary Louise Weber
Assistant General Counsel
Verizon
VC54S440
Basking Ridge, NJ 07920
(908) 559-5636
(908) 696-2068 (Fax)

----- Forwarded by Mary Louise Weber/EMPL/NY/Verizon on 01/17/2007 10:44 AM -----

Mary Louise Weber/EMPL/NY/Verizon

01/16/2007 03:36 PM

To olmsted7p@earthlink.net

cc

Subject Fw: (VZ) Rule 14a-8 proposal

Mr. Chevedden,

It has come to my attention that on December 27, 2006, two certificates, each representing 300 shares, were surrendered from Mr. Rossi's account with Verizon's transfer agent to a broker. In submitting the shareholder proposal to Verizon, Mr. Rossi represented "Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting." Will you please provide evidence as soon as possible that Mr. Rossi continues to hold the requisite number of shares as custodian for Vanessa Rossi?

Thanks,
Mary Louise

Mary Louise Weber
Assistant General Counsel
Verizon
VC54S440
Basking Ridge, NJ 07920
(908) 559-5636
(908) 696-2068 (Fax)

----- Forwarded by Mary Louise Weber/EMPL/NY/Verizon on 01/16/2007 02:23 PM -----

Mary Louise Weber/EMPL/NY/Verizon

To "J" <olmsted7p@earthlink.net>

01/16/2007 09:23 AM

cc

Subject Re: (VZ) Rule 14a-8 proposal

Our records indicate that "Chris Rossi Cust Vanessa Rossi UTMA CA" was the record owner of 600 shares of Verizon common stock on November 13, 2006, the date that Verizon received the proposal from Mr. Rossi.

Mary Louise Weber
Assistant General Counsel
Verizon
VC54S440
Basking Ridge, NJ 07920
(908) 559-5636
(908) 696-2068 (Fax)
"J" <olmsted7p@earthlink.net>



"J"
<olmsted 7p@earthlink.net>
01/15/2007 11:29 PM

To Mary Louise Weber/EMPL/NY/Verizon@VZNotes

cc

Subject (VZ) Rule 14a-8 proposal

Dear Ms. Weber,
Please confirm that Mr. Rossi's stock ownership is confirmed by the company.
Sincerely,
John Chevedden

------ Forwarded Message
From: <mary.l.weber@verizon.com>
Date: Mon, 13 Nov 2006 09:43:42 -0500
To: J <olmsted7p@earthlink.net>
Cc: <phillip.m.huston.jr@verizon.com>, <joanne.f.ardissone@verizon.com>
Subject: Re: (VZ) Rule 14a-8 proposal

Mr. Chevedden,

Please fax the proposal to (908) 696-2068.

Regards,
Mary Louise

Mary Louise Weber
Assistant General Counsel
Verizon
VC54S440
Basking Ridge, NJ 07920
(908) 559-5636
(908) 696-2068 (Fax)

3558 Round Barn Blvd
Suite 201
Santa Rosa, CA 95403

toll-free 800 827 2655
tel 707 524 1000
fax 707 524 1099

Morgan Stanley

January 19, 2007

To Whom It May Concern:

This letter serves to confirm that Vanessa Rossi was a shareholder of Wyeth, ConAgra, Dow Chemical and Verzion during the period discussed below.

On December 19, 2006 the following certificates registered as "Chris Rossi custodian Vanessa Rossi UNIF GIFTS MIN ACT CA" and were deposited to an individual account in the name of Vanessa Rossi.

1) Wyeth – 200 shares Certificate #49106 Cusip 026609 10 7 (American Home Products Corporation)
2) Wyeth – 200 shares Certificate #801851 Cusip 026609 10 7 (American Home Products Corporation)
3) Wyeth – 400 shares Certificate #261604 Cusip 026609 10 7 (American Home Products Corporation)
4) Verzion – 300 shares Certificate #223157 Cusip 077853 10 9 (Bell Atlantic)
5) Verzion – 300 shares Certificate #090394 Cusip 077853 10 9 (Bell Atlantic)
6) ConAgra – 1000 shares Certificate #209836 Cusip 205887 10 2
7) ConAgra – 1000 shares Certificate #241394 Cusip 205887 10 2
8) Dow Chemical – 805 shares Certificate #324072 Cusip 260543 10 3
9) Dow Chemical – 805 shares Certificate #324073 Cusip 260543 10 3

Also, on December 19, 2006 the following certificates registered as "Nick Rossi Custodian Vanessa Rossi UNIF GIFTS MIN ACT CA" were deposited to the same individual account for Vanessa Rossi.

10) Wyeth – 200 shares Certificate #819402 Cusip 026609 10 7 (American Home Products Corporation)
11) Wyeth – 200 shares Certificate #49107 Cusip 026609 10 7 (American Home Products Corporation)
12) Wyeth – 400 shares Certificate #261605 Cusip 026609 10 7 (American Home Products Corporation)

Post-it® Fax Note 7671	Date 1-22-07 # of pages ▶
To Mary Louise Weber	From John Chevedden
Co./Dept.	Co.
Phone #	Phone # 310-371-7872
Fax # 908-696-2068	Fax #

Certificates were ordered out and registered to Vanessa Rossi as follows:

January 10, 2007

ConAgra – 2000 shares Certificate #S249522 Cusip 205887 10 2 DTD 1/3/07
Wyeth – 1600 shares Certificate #WYE12780 Cusip 026609 10 7 (American Home Products Corporation) DTD 1/3/07

January 12, 2007

Verzion – 600 shares Certificate #VZ559019 Cusip 077853 10 9 (Bell Atlantic) DTD 1/3/07

Certificates currently in the process of being ordered out:

Dow Chemical – 805 shares Certificate #N/A Cusip 260543 10 3 in process
Dow Chemical – 805 shares Certificate #N/A Cusip 260543 10 3 in process

Sincerely,

Mark Christensen

Mark Christensen
Vice President
Financial Advisor
Morgan Stanley

plk

[redacted]

From: CFLETTERS
Sent: Wednesday, January 31, 2007 12:10 PM
To: [redacted]
Cc:
Subject: FW: Verizon Communications Inc. (VZ) #2 Shareholder Position on Company No-Action Request (Rossi)

-----Original Message-----
From: J [mailto:olmsted7p@earthlink.net]
Sent: Wednesday, January 31, 2007 11:52 AM
To: CFLETTERS
Cc: Mary Louise Weber
Subject: Verizon Communications Inc. (VZ) #2 Shareholder Position on Company No-Action Request (Rossi)

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 31, 2007

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Verizon Communications Inc. (VZ)
#2 Shareholder Position on Company No-Action Request Rule 14a-8 Proposal: Poison Pill Chris Rossi

Ladies and Gentlemen:

This is a second response to the company December 22, 2006 no action request, supplanted January 26, 2007. There will be an additional response this week.

The company appears to claim that handwriting such as, "Chris Rossi Custodian Vanessa Rossi," in a rule 14a-8 submittal letter should not be considered as reliable evidence.

The company reliance on McGraw-Hill Companies Inc. (January 13, 2003) seems to be misplaced.
The McGraw-Hill December 10, 2002 no action request letter stated:
³On October 7, 2002, the Company received a shareholder proposal (the 'Proposal') and supporting statement (the 'Supporting Statement'), dated October 1, 2002, from Mr. Nick Rossi and Mr. Emil Rossi, as Trustees of the Jeanne Rossi Family Trust (the 'Proponent'), which the Proponent seeks to have included in the Company's proxy statement relating to the Company's 2003 Annual Meeting of Shareholders (the 'Proxy Materials'). A copy of the

Proposal, the Supporting Statement and the Proponent's cover letter is attached as Exhibit A. Š

[3]The Company's records indicate that as an individual Mr. Rossi was a holder of record of shares of the Company's common stock until May 10, 2002, when it appears his shares may have been transferred to the Proponent.[2]

Thus it appears that there was a different issue involved in Verizon's purported precedent, McGraw-Hill: The transfer of stock from a trust to an individual. Verizon does not claim that there is any trust involved in the years of continuous ownership of the 600 shares of stock sponsoring this pending rule 14a-8 proposal.

For the above reasons it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal since the company had the first letter. There will be an additional response this week.

Sincerely,

John Chevedden

cc:
Chris Rossi
Mary Louise Weber <mary.l.weber@verizon.com>

[redacted]

From: CFLETTERS
Sent: Thursday, February 01, 2007 8:41 AM
To: [redacted]
Cc:
Subject: FW: Verizon Communications Inc. (VZ) # 3 Shareholder Position on Company No-Action Request (Chris Rossi)

-----Original Message-----
From: J [mailto:olmsted7p@earthlink.net]
Sent: Thursday, February 01, 2007 1:12 AM
To: CFLETTERS
Cc: Mary Louise Weber
Subject: Verizon Communications Inc. (VZ) # 3 Shareholder Position on Company No-Action Request (Chris Rossi)

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

February 1, 2007

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Verizon Communications Inc. (VZ)
3 Shareholder Position on Company No-Action Request Rule 14a-8 Proposal:
Poison Pill Chris Rossi

Ladies and Gentlemen:

This is a third response to the company December 22, 2006 no action request, supplanted January 26, 2007.

Mr. Rossi clearly signed the rule 14a-8 submittal letter as "Chris Rossi Custodian Vanessa Rossi." The company does not claim that this is contrary to the company-cited registration of ³Chris Rossi Cust Vanessa Rossi UTMA CA.² It cannot be claimed that a biased or narrow reading of the rule 14a-8
proposal text can negate the signed submittal letter. At most the company could request that any proposal text, that the company felt was inconsistent with the submittal letter, could be excluded from the proposal. The company appears to incorrectly claim that any handwriting per se in a rule 14a-8 submittal letter should not be considered reliable evidence, such as "Chris Rossi Custodian Vanessa Rossi."

The company reliance on McGraw-Hill Companies Inc. (January 13, 2003) seems to be misplaced.

The McGraw-Hill December 10, 2002 no action request letter stated:
³On October 7, 2002, the Company received a shareholder proposal (the 'Proposal') and supporting statement (the 'Supporting Statement'), dated October 1, 2002, from Mr. Nick Rossi and Mr. Emil Rossi, as Trustees of the Jeanne Rossi Family Trust (the 'Proponent'), which the Proponent seeks to have included in the Company's proxy statement relating to the Company's 2003 Annual Meeting of Shareholders (the 'Proxy Materials'). A copy of the Proposal, the Supporting Statement and the Proponent's cover letter is attached as Exhibit A. Š

³The Company's records indicate that as an individual Mr. Rossi was a holder of record of shares of the Company's common stock until May 10, 2002, when it appears his shares may have been transferred to the Proponent.²

Thus it appears that there was a different issue involved in Verizon's purported precedent, McGraw-Hill: The transfer of stock from a trust to an individual. Verizon does not claim that there is any trust involved in the years of continuous ownership of the 600 shares of stock sponsoring this pending rule 14a-8 proposal.

The company notes that in Pinnacle West Capital Corporation (March 13, 1992) that Pinnacle West was denied its request to exclude a Rossi proposal.

The company incorrectly claims that the rule 14a-8 proposal ³explicitly represents that Chris Rossi owns 600 shares of Verizon¹s common stock.² There is clearly no ³explicit² text in the rule 14a-8 proposal listing any number of shares owned.

While the company seeks to manipulate words here for its own purposes, the company by contrast is not careful in its own use of words in regard to stock ownership or custodianship in its definitive proxy. For instance the 2004 company definitive proxy stated explicitly that Mr. Rossi was the ³owner² without any limitation of this very same stock when the registration records explicitly stated: "Chris Rossi Cust Vanessa Rossi." The following text is directly from the company 2004 definitive proxy:
³Item 6 on Proxy Card:
³Chris Rossi, P.O. Box 249 Boonville, CA, 95415, owner of 600 shares of the Company¹s common stock, proposes the following: Š²

The company does not follow through and acknowledge certain implications of its arguments or scenarios. For instance the company does not claim that it would have accepted Mr. Rossi transferring the "Chris Rossi Custodian Vanessa Rossi" stock to the company to satisfy any personal debt that Mr. Rossi owed the company.

Another for instance is that the company does not acknowledge whether it would have any problem with a new simultaneous stock ownership of one block of shares in the name of "Chris Rossi Custodian Vanessa Rossi² and another block of shares in the name of ³Vanessa Rossi² without a custodian. Yet the company claims that if there was such a simultaneous stock ownership listing that it would benefit the company argument by triggering two mailings.

For the above reasons it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal since the company had the first letter.

Sincerely,

John Chevedden

cc:
Chris Rossi
Mary Louise Weber <mary.l.weber@verizon.com>

RECEIVED

2007 FEB -8 AM 10: 35

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Mary Louise Weber
Assistant General Counsel

verizon

Verizon Communications Inc.
One Verizon Way, Rm VC54S440
Basking Ridge, New Jersey 07920
Phone 908 559-5636
Fax 908 696-2068
mary.l.weber@verizon.com

February 6, 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Verizon Communications Inc.
Supplement to Letter Dated December 22, 2006
Relating to Shareholder Proposal of Chris Rossi

Ladies and Gentlemen:

I refer to (1) my letter dated December 22, 2006 (the "December 22 Letter") pursuant to which Verizon Communications Inc. ("Verizon") requested that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with Verizon's view that the shareholder proposal and supporting statement (collectively, the "Proposal") submitted by Chris Rossi Custodian Vanessa Rossi (the "Proponent") may be properly omitted from the proxy materials to be distributed by Verizon in connection with its 2007 annual meeting of shareholders (the "2007 proxy materials") pursuant to Rule 14a-8(i)(10) and Rule 14a-8(i)(3) and 14a-8(i)(6) and (2) my letter dated January 26, 2007 supplementing the December 22 Letter (the "January 26 Letter"). Verizon has received copies of emails, dated January 31, 2007 and February 1, 2007 to the Staff from Mr. John Chevedden, the Proponent's representative, setting forth the Proponent's response to the January 26 Letter.

I note at the outset that Mr. Chevedden's statement in the February 1 Proponent's Letter that "Mr. Rossi clearly signed the rule 14a-8 submittal letter as 'Chris Rossi Custodian Vanessa Rossi'" is factually incorrect and contrary to the actual signature on the transmittal, which is attached as Exhibit A to the January 26 Letter. At the time of Mr. Rossi's submission, Verizon did not contest Mr. Rossi's eligibility to submit a shareholder proposal, based on the Staff's position in *Pinnacle West Capital Corporation* (March 13, 1992) that, as a record holder of the company's shares, a custodian is eligible to submit a shareholder proposal under Rule 14a-8. However, Verizon believes that Mr. Rossi has since violated the continuous ownership requirement of Rule 14a-8(b). Mr. Rossi relinquished any beneficial ownership that he might have had in the shares that he held as custodian when they were transferred into the individual account of Vanessa Rossi. Mr. Rossi is no longer a shareholder of record of Verizon common stock nor has he demonstrated that he has otherwise continuously owned at least $2,000 in market value of Verizon's common stock.

Both the January 31 and February 1 Proponent's Letters attempt to obfuscate the central issue of whether there has been a violation of the Rule 14a-8(b) continuous ownership requirement by focusing on completely irrelevant issues, such as whether a hand-written notation is "reliable evidence." Verizon has unequivocally acknowledged that Mr. Rossi, as custodian of Vanessa Rossi, was the record holder of the requisite number of shares of Verizon common stock on the date of the submission of the proposal. That is not an issue. The manner in which Verizon referred to Mr. Rossi as a shareholder proponent in its 2004 proxy statement is also not a relevant issue. Finally, whether Verizon "would have accepted Mr. Rossi transferring the 'Chris Rossi Custodian Vanessa Rossi' stock to the company to satisfy any personal debt that Mr. Rossi owed the company" [February 1 Proponent's Letter] has absolutely no bearing on who constitutes a shareholder proponent for purposes of Rule 14a-8.

The February 1 Proponent's Letter seems to argue that inclusion of the Proposal in Verizon's 2007 proxy materials would not constitute a violation of Rule 14a-9, because Mr. Rossi's transmittal letter did not actually state the number of shares he owned. Rule 14a-8(l) requires Verizon to include in the proxy statement the number of shares held by the shareholder proponent. At the time he submitted the Proposal, Mr. Rossi was the record holder of 600 shares of Verizon common stock. It would be a violation of Rule 14a-9, which prohibits false and misleading statements, for Verizon to include this information in its proxy statement, because Mr. Rossi is no longer the record holder of those shares, nor has he demonstrated that he has otherwise continuously owned at least $2,000 in market value of Verizon common stock.

For the reasons stated above and in the January 26 Letter, Verizon believes that the Proposal may be properly excluded from its 2007 proxy materials pursuant to Rule 14a-8(i)(3) because the Proponent has violated the continuous ownership requirement of Rule 14a-8(b)(1) and inclusion of the proposal in the 2007 proxy materials would result in a violation of Rule 14a-9. In addition, Verizon continues to believe that the Proposal may be properly excluded from its 2007 proxy materials pursuant to Rule 14a-(i)(10) and Rule 14a-8(i)(3) and Rule 14a-8(i)(6) for the reasons stated in the December 22 Letter. Accordingly, Verizon respectfully requests that the Staff confirm that it would not recommend enforcement action if Verizon omits the Proposal from its 2007 proxy materials.

Verizon requests that the Staff fax a copy of its determination of this matter to the undersigned at (908) 696-2068 and to Mr. Chevedden at (310) 371-7872.

Kindly acknowledge receipt of this letter by stamping and returning the extra enclosed copy of this letter in the enclosed self-addressed, stamped envelope. If you have any questions with respect to this matter, please telephone me at (908) 559-5636.

Very truly yours,

Mary Louise Weber

Mary Louise Weber
Assistant General Counsel

Enclosures

cc: Mr. Chris Rossi
Mr. John Chevedden

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 26, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Verizon Communications Inc.
Incoming letter dated December 22, 2006

The proposal requests that the board amend its charter or bylaws to require that any future or current poison pill be subject to shareholder vote as soon as possible.

We are unable to concur in your view that Verizon may exclude the proposal under rule 14a-8(i)(3) or 14a-8(i)(6). Accordingly, we do not believe that Verizon may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3) or 14a-8(i)(6).

We are unable to concur in your view that Verizon may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Verizon may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

We note that Verizon did not file its second statement of objections to including the submission in its proxy materials at least 80 days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we grant Verizon's request that the 80-day requirement be waived.

Sincerely,

Greg Belliston

Gregory Belliston
Attorney-Adviser

END